Exhibit 1

AVRICORE HEALTH CORPORATE UPDATE – EARNINGS ADVISORY 2022 AND 2023 OBJECTIVES

VANCOUVER, BRITISH COLUMBIA – February 01, 2023 – AVRICORE HEALTH INC. (TSXV: AVCR) (the “Company” or “AVCR”) is entering the second year of a multi-year growth plan to bring HealthTab, its turnkey solution for point of care testing and data management, to more pharmacies across Canada and the world. As part of this effort the Company is pleased to provide insight into the successes of last year and lay out updates and objectives on further progress.

“Last year we set out bold targets and today we can demonstrate we’ve been able to achieve them,” said Hector Bremner, CEO of Avricore Health Inc. “There’s no doubt that we are poised for significant growth in 2023 and beyond.”

Record Earnings

If innovation was easy, everyone would do it. But at Avricore we know the future of pharmacy has arrived and they need the tools to deliver the services needed to better manage minor ailments and chronic disease. That’s why HealthTab’s incubation and development over the past few years has been so important and supported with investment by the Company.

In 2022 HealthTab went into the revenue phase, successfully piloting and scaling to more than 420 locations by the end of 2022 thanks to Shoppers Drug Mart and Loblaws and instrument partners, Abbott.

This means the Company realized record unaudited revenues for the year ending 2022 of just over $2,000,000. HealthTab, as the subsidiary, realized a profit of approximately $420,000. The Company will begin its annual audit soon, with expected completion before the end of April.

What you need to know: We expect revenues earned largely in the later half of any given year, as was the case in 2022. However, the Company expects to see strong year-over-year revenue growth in 2023.

Focused Growth

In 2022 the Company achieved not only record revenues, but a fiscal discipline which has allowed it to grow in a sustainable manner. The entire Avricore team is committed to maintaining that discipline, ensuring revenues and assets are deployed in a targeted fashion.

Specifically, the Company anticipates further asset acquisitions to support further HealthTab growth, additional staff to support customer needs and API connections with key digital partners.

What you need to know: The Company does not currently have plans to raise equity but use cashflow and commercial debt vehicles to support growth.

Infectious Disease

In collaboration with Abbott and Shoppers Drug Mart, the Company is now preparing to deploy 100 Abbott ID Now™ instruments with the objective of delivering the instrument’s strep tests. This will be the first fully cloud-connected network of such analyzers in pharmacy, delivering on-site molecular tests for virus and real-time insights into treated populations.

The Year Ahead

Avricore Health anticipates an exciting year ahead, with many indications of policy and funding support for pharmacy. Much of this is still in progress now, however these items are the focus for the year:

2023 Objectives
Further expansion of HealthTab with current partners
Expansion of HT in other pharmacy groups in Canada
International expansion
Hiring key positions to support technical and business development efforts
Revenue growth and profitability

HealthTab™ Market Fast Facts

●	Point of Care Testing Market to reach $93.21 Billion USD in 2030 (Source)
●	Nearly 13.6 Million Canadians expected to be diabetic or prediabetic by 2030, with many undiagnosed (Source)
●	Over 1 in 3 Americans, approximately 88 million people, have pre-diabetes (Source)
●	Close to 160,000 Canadians 20 years and older are diagnosed with heart disease each year, often it’s only after a heart attack they are diagnosed. (Source)
●	There are more that 10,000 pharmacies in Canada, 88,000 pharmacies in the US, nearly 12,000 in the UK.

About HealthTab™

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™, a wholly owned subsidiary, the Company’s mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements:

Information in this press release that involves Avricore Health’s expectations, plans, intentions, or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company’s expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a few risks, uncertainties, and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore’s public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy